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                                    CDEX-INC.
                               1700 ROCKVILLE PIKE
                                    SUITE 400
                            ROCKVILLE, MARYLAND 20852




August 1, 2002

VIA EDGAR

The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Thomas A. Jones


Re:      Form RW
         Registration Withdrawal

To Whom It May Concern:

Please be advised that the voluntary Form 10SB12G filing made by CDEX-Inc. on June 3, 2002, Accession Number: 0000912057-02-022874, file number 000-49845, is hereby withdrawn. The company intends to address the questions raised by the Commission with respect to said filing and to refile said Form 10SB12G at a later date.

Respectfully submitted,

CDEX-Inc.

By: /s/ Malcolm H. Philips, Jr.
    ---------------------------------
Malcolm H. Philips, Jr.
Chairman of the Board
President
Chief Executive Officer